NUVEEN INVESTMENT TRUST

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, Inc. f/k/a Nuveen Asset Management, a Delaware corporation (the “Manager”) and Institutional Capital LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into a Sub-Advisory Agreement dated as of August 1, 2008, pursuant to which the Sub-Adviser furnishes investment advisory services to the Nuveen Multi-Manager Large-Cap Value Fund, a series of Nuveen Investment Trust; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period of two years, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2013, in the manner required by the Investment Company Act of 1940.

Dated as of July 26, 2012

NUVEEN FUND ADVISORS, INC.

	By:	/s/ Kevin J. McCarthy
Managing Director

ATTEST:

/s/ Virginia O’Neal

INSTITUTIONAL CAPITAL LLC

	By:	/s/ Jerrold K. Senser
	Its:	Chief Executive Officer and Chief Investment Officer

ATTEST:

/s/ Brian Franc
Executive Vice President and CCO